FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the period ended June 30, 2003

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: August 21, 2003	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
SECOND QUARTER REPORT
Production Data
(Dollar amounts expressed in U.S. dollars)

		Three Months Ended June 30,		Six Months Ended June 30,

		2003	2002	2003	2002

Gold ounces produced		60,583	63,929	121,875	125,655
Gold ounces sold		61,575	64,879	121,045	126,913
Average revenue realized per ounce		$353	$313	$351	$304
Average market price per ounce		$347	$312	$350	$301
Total cash cost per ounce		$172	$161	$171	$156
Total production cost per ounce		$249	$234	$252	$226

Production Data:
San Martin Mine:	Ore tons processed	1,801,614	1,465,663	3,519,120	3,078,783
	Waste tons	512,610	292,005	735,665	522,179
	Grade (ounces per ton)	0.030	0.035	0.030	0.036
	Gold ounces produced	29,159	33,772	55,779	65,133
	Total cash cost per ounce	$165	$112	$154	$100
	Total production cost per ounce	$259	$202	$249	$187
Marigold Mine (66.7%):	Ore tons mined	1,388,499	472,577	2,468,344	1,325,525
	Waste tons	5,170,246	2,676,579	9,273,982	4,472,371
	Grade (ounces per ton)	0.029	0.019	0.027	0.019
	Gold ounces produced	21,466	10,968	43,619	22,583
	Total cash cost per ounce	$154	$197	$162	$193
	Total production cost per ounce	$227	$280	$233	$273
Rand Mine:	Ore tons mined	—	1,301,800	—	2,711,200
	Waste tons	—	1,940,600	—	3,660,900
	Grade (ounces per ton)	—	0.024	—	0.025
	Gold ounces produced	9,958	19,189	22,477	37,939
	Total cash cost per ounce	$232	$228	$229	$230
	Total production cost per ounce	$270	$265	$296	$267

Financial Data:
(in millions of U.S. dollars, except per share amounts)
Working capital		$163.1	$57.0	$163.1	$57.0
Cash flow from operations		$9.1	$8.9	$16.6	$16.6
Net earnings		$3.9	$3.4	$5.8	$6.6
Basic earnings per share		$0.03	$0.04	$0.05	$0.08
Average shares outstanding		127,061,451	84,467,452	126,677,454	84,135,075

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 4 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	June 30,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and equivalents	$149.8	$160.0
Accounts and interest receivable	4.4	2.1
Taxes recoverable	1.0	1.1
Inventories (note 2)	16.2	16.6
Prepaid expenses and other	1.4	0.7

	172.8	180.5
Plant and equipment and mine development costs, net	329.6	285.0
Other assets	9.7	9.0

	$512.1	$474.5

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$8.2	$8.3
Site closure and reclamation costs, current	1.4	2.4
Taxes payable	0.1	0.7

	9.7	11.4
Reserve for site closure and reclamation costs	6.3	6.9
Future income taxes	81.3	70.4

	97.3	88.7
Shareholders’ equity
Share capital (note 3):
Authorized:
200,000,000 common shares without par value
5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
128,966,378 (2002–125,978,115) common shares	460.8	437.6
Contributed surplus	6.0	6.0
Deficit	(52.0)	(57.8)

	414.8	385.8

	$512.1	$474.5

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved on behalf of the Board:

C. Kevin McArthur Director	A. Dan Rovig Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Revenue	$21.7	$20.3	$42.4	$38.5
Costs and expenses:
Cost of sales	10.5	10.2	20.6	19.7
Depreciation and depletion	4.6	4.3	8.9	7.9
Site closure and reclamation	0.1	0.3	0.9	0.7
Exploration	1.8	0.3	4.1	0.6
General and administrative	1.6	1.2	3.0	2.2

	18.6	16.3	37.5	31.1

Earnings from operations	3.1	4.0	4.9	7.4
Interest and other income	1.4	(0.1)	2.1	0.3

Earnings before income taxes	4.5	3.9	7.0	7.7
Provision for income taxes:
Current	0.1	0.1	0.2	0.1
Future	0.5	0.4	1.0	1.0

Net earnings	$3.9	$3.4	$5.8	$6.6

Basic earnings per share	$0.03	$0.04	$0.05	$0.08

Diluted earnings per share	$0.03	$0.04	$0.05	$0.08

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Deficit, beginning of period	$(55.9)	$(68.3)	$(57.8)	$(71.5)
Net earnings	3.9	3.4	5.8	6.6

Deficit, end of period	$(52.0)	$(64.9)	$(52.0)	$(64.9)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Cash flows from operating activities
Net earnings	$3.9	$3.4	$5.8	$6.6
Non-cash items:
Depreciation and depletion	4.6	4.3	8.9	7.9
Site closure and reclamation	0.1	0.3	0.9	0.7
Future income taxes	0.5	0.4	1.0	1.0
Loss (gain) on sale of investments	—	0.5	—	0.4

	9.1	8.9	16.6	16.6
Changes in non-cash operating working capital:
Accounts and interest receivable	(2.4)	0.1	(2.8)	(0.3)
Taxes recoverable/payable	—	(0.1)	—	(0.6)
Inventories	(0.1)	(0.8)	0.3	(2.0)
Prepaid expenses and other	0.5	0.2	(0.4)	(0.5)
Accounts payable and accrued liabilities	(0.2)	0.3	(0.7)	0.9
Site closure and reclamation expenditures	(0.6)	(0.8)	(2.5)	(1.3)

Net cash from operating activities	6.3	7.8	10.5	12.8

Cash flows from (used in) investing activities
Purchase of plant and equipment, net of disposals	(4.9)	(6.5)	(11.3)	(12.8)
Mineral property acquisition and mine development costs	(10.1)	(1.8)	(13.3)	(3.5)
Proceeds from sale of investments (note 5)	—	0.1	1.9	0.2
Other assets	(0.4)	(1.7)	(0.5)	(1.9)

Net cash flows used in investing activities	(15.4)	(9.9)	(23.2)	(18.0)

Cash flows from financing activities
Issuance of share capital	1.7	1.4	2.5	4.3

Net cash flows from financing activities	1.7	1.4	2.5	4.3

Increase (decrease) in cash and equivalents	(7.4)	(0.7)	(10.2)	(0.9)
Cash and equivalents, beginning of period	157.2	45.7	160.0	45.9

Cash and equivalents, end of period	$149.8	$45.0	$149.8	$45.0

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months and six months ended June 30, 2003

1.	General

In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of June 30, 2003 and the results of its operations and its cash flows for the three month and the six month periods ended June 30, 2003 and 2002.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2002. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2002. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 6 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.	Inventories

	June 30, 2003	December 31, 2002

	(unaudited)
Finished goods	$0.8	$0.6
Work-in-progress	12.0	13.3
Supplies and spare parts	3.4	2.7

	$16.2	$16.6

3.	Share Capital

a.     Issued and fully paid

	Six months ended		Six months ended
	June 30, 2003		June 30, 2002
	(unaudited)		(unaudited)

	Number of		Number of
	Shares	Amount	shares	Amount

Issued and fully paid:
Balance at beginning of period	125,978,115	$437.6	83,283,462	$194.8
Issued during the period:
For cash consideration under the terms of Directors’ and Employees stock option plan (including former employees and directors of Rayrock Resources Inc. and Francisco Gold Corp.)	672,250	2.3	1,359,145	4.1
For cash consideration on exercise of share purchase warrants issued in conjunction with the acquisition of Cambior de Mexico	—	—	120,000	0.3
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco Gold Corp.	2,247,486	20.7	—	—
Shares issued (cancelled) due to a previous reorganization	68,527	0.2	(54,250)	—

Balance at end of period	128,966,378	$460.8	84,708,357	$199.2

b.     Stock-Based Compensation

The Company does not record compensation expense for stock options granted to directors, officers and employees because the exercise price is equal to the market price at the date of grant. If the “fair value method” had been used to determine compensation cost for stock options granted to directors, officers and employees, the Company’s net earnings and earnings per share would have been as follows:

	Three months ended June 30,		Six months ended June 30,
	(unaudited)		(unaudited)

	2003	2002	2003	2002

Net earnings, as reported	$3.9	$3.4	$5.8	$6.6
Fair value of options granted and vested	0.4	0.2	0.4	0.8

Pro-forma earnings	$3.5	$3.2	$5.4	$5.8

Basic earnings per common share	$0.03	$0.04	$0.05	$0.08
Diluted earnings per common share	0.03	0.04	0.05	0.08
Pro-forma basic earnings per common share	0.03	0.04	0.04	0.07
Pro-forma diluted earnings per common share	0.03	0.04	0.04	0.07

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Risk-free interest rate	3.6%	4.3%	3.6%	3.75%
Annual dividends per share	—	—	—	—
Expected stock price volatility	62%	50%	62%	50%
Expected life	2.5 years	2.5 years	2.5 years	2.5 years

The expected lives of the options used in the option pricing model were determined as 1/2 of the option terms.

4.	Segment Reporting

As at June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002:

(a)  Operating segments:

	Producing	Non-producing
2003	properties	properties	Corporate	Total

Revenue	$42.4	$—	$—	$42.4
Cost of sales	20.6	—	—	20.6
Depreciation and depletion	8.8	—	0.1	8.9
Other operating expenses	1.3	3.7	3.0	8.0

Earnings (loss) from operations	11.7	(3.7)	(3.1)	4.9
Other income (loss)	(0.3)	—	2.4	2.1

Earnings (loss) before taxes	$11.4	$(3.7)	$(0.7)	$7.0

Capital expenditures	$10.3	$15.7	$—	$26.0

Identifiable assets	$99.2	$246.0	$148.3	$493.5

	Producing	Non-producing
2002	properties	properties	Corporate	Total

Revenue	$38.5	$—	$—	$38.5
Cost of sales	19.7	—	—	19.7
Depreciation and depletion	7.8	—	0.1	7.9
Other operating expenses	0.7	0.6	2.2	3.5

Earnings (loss) from operations	10.3	(0.6)	(2.3)	7.4
Other income (loss)	0.1	—	0.2	0.3

Earnings (loss) before taxes	$10.4	$(0.6)	$(2.1)	$7.7

Capital expenditures	$16.7	$0.7	$—	$17.4

Identifiable assets	$100.0	$11.6	$49.3	$160.9

(b)  Geographic information:

		Latin America
	U.S. & Canada	& other	Total

2003
Revenue	$23.0	$19.4	$42.4
Earnings from operations	1.8	3.1	4.9
Earnings before taxes	3.4	3.6	7.0
Identifiable assets	71.2	422.3	493.5
2002
Revenue	$18.8	$19.7	$38.5
Earnings from operations	(0.1)	7.5	7.4
Earnings before taxes	0.1	7.6	7.7
Identifiable assets	70.8	90.1	160.9

5.	Cerro San Pedro Project

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project (“CSP”) to Metallica Resources, Inc. (“Metallica”), the company that holds the remaining 50% interest in CSP, for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and is to receive $6.0 million in February 2004, $2.5 million on commencement of commercial production and $2.5 million twelve months from the commencement of commercial production. With respect to the February 2004 payment, the agreement provides Metallica with the option to make that payment with common shares of Metallica.

6.	Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same except as noted below.

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles.

As a result, under United States accounting principles, at June 30, 2003, plant and equipment and mine development costs for the San Martin Mine would be increased by $2.7 million (December 31, 2002 — $3.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended June 30, 2003 by $0.2 million and $0.3 million for the six months ended June 30, 2003 ($0.2 million and $0.4 million for the three months and six months ended June 30, 2002, respectively).

Effective for the Company’s 2003 fiscal year, United States accounting principles require the Company to change its method of accounting for site closure and reclamation costs. The new standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under United States accounting principles the Company would have recorded an additional $1.0 million as the estimated present value of reclamation liabilities and increased the carrying value of the related assets by $1.2 million. Subsequently, reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. Under United States accounting principles, on January 1, 2003, the Company would have recorded a gain of $0.2 million as a cumulative effect of change in accounting principle for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements prepared under Canadian and United States accounting principles. There would be no material difference in the statements of operations for the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL REVIEW

The Company reported earnings for the three months ended June 30, 2003 of $3.9 million ($0.03 per share) compared to earnings of $3.4 million ($0.04 per share) in the same period of 2002. Earnings for the first six months of 2003 were $5.8 million ($0.05 per share) compared to earnings of $6.6 million ($0.08 per share) in the first six months of 2002. Cash flows from operating activities before working capital adjustments and reclamation expenditures were $9.1 million for the second quarter of 2003 compared to $8.9 million in the second quarter of 2002. Cash flow from operating activities for the six months ended June 30, 2003 was $16.6 million, the same as for the comparable period in 2002. The Company’s accelerated exploration and development programs in Guatemala accounted for $1.4 million ($0.01 per share) in exploration expense in the second quarter of 2003 and $3.6 million ($0.03 per share) during the six months ended June 30, 2003. Overall exploration expense was $1.5 million higher in the second quarter of 2003 than the $0.3 million of exploration expense incurred in the second quarter of 2002. Exploration expense and gold price were the largest differences in the Company’s earnings for the second quarter and six months ended June 30, 2003 when compared to 2002. Exploration expense of $1.8 million for the second quarter of 2003 and $4.1 million for the six months ended June 30, 2003 was over six times greater for the second quarter and year-to-date in 2003 when compared to the same periods in 2002. The Company continued to benefit from realized gold prices which were 12% higher in the second quarter of 2003 than the respective period in 2002 (15% higher for the comparable six month periods).

The mining operations at Marigold, San Martin and Rand continued to be the foundation for the Company’s expansion plans as cash of $10.6 million generated by the mines during the second quarter of 2003 funded a large portion of the $15.2 million in capital expenditures. The Company produced 3,346 less ounces of gold in the second quarter of 2003 than in 2002 primarily as a result of the Rand Mine being in reclamation. Although Rand produced according to plan, gold production declined dramatically to 9,958 ounces of gold during the second quarter of 2003 compared to 19,189 in the second quarter of 2002. San Martin’s production was also below that of the comparable period in 2002 (29,159 ounces of gold in second quarter of 2003 compared to 33,772 ounces in 2002). Marigold, however, almost doubled production in the second quarter of 2003 compared to the second quarter of 2002 (21,466 ounces in 2003 compared to 10,968 ounces in 2002). Production for the Company for the six months ended June 30, 2003 was also down by approximately 3%, again with Rand and San Martin producing less ounces than in 2002 and Marigold producing substantially more ounces than in 2002. The Company expects to produce a total of 250,000 ounces in 2003. Total cash costs of production increased in the second quarter of 2003 to $172 per ounce of gold compared to $161 per ounce in the same period of 2002. The Company’s total cash cost of production for the first six months of 2003 averaged $171 per ounce compared to $156 per ounce for the six months ended June 30, 2002. The increased cash costs of production for both the three month and six month periods was primarily due to increased fuel costs and processing costs at San Martin as the heap chemistry was being stabilized.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory, compared to those ounces actually produced during the year. There is no significant difference between the total cash cost per ounce of production and total cash cost per ounce sold.

Depreciation and depletion expense of $4.6 million for the second quarter of 2003 and $8.9 million for the six months ended June 30, 2003 was higher both for the comparative quarter and year-to-date periods ($4.3 million and $7.9 million, respectively, in 2002). This was primarily a result of increased production at Marigold, where these charges are approximately $67 per ounce, substituting for production at Rand, where charges average only $41 per ounce. Site closure and reclamation expense during the second quarter of 2003 was $0.1 million ($0.3 million in the second quarter of 2002) and for the six months ended June 30, 2003 was $0.9 million compared to $0.7 million in the same period of 2002. As noted in the first quarter report, the large charges in site closure and reclamation were a result of expensing significant severance and change-over costs associated with Rand moving into its reclamation phase.

As discussed above, exploration expense was $1.8 million in the second quarter of 2003 and $4.1 million for the six months ended June 30, 2003, reflecting ongoing work at the Guatemala properties and expensed exploration at Marigold where the seasonal drilling programs were well underway.

Despite the reduction in ounces sold and the increased production costs, the Company’s improved earnings during the quarter were positively impacted by gold prices that averaged $347 during the three months ended June 30, 2003, and $350 for the six months ended June 30, 2003 compared to $312 and $301 respectively during the same periods in 2002. Revenue realized per ounce of gold increased to $353 during the three months ended June 30, 2003 and $351 for the six months ended June 30, 2003 from $313 and $304 respectively during the same periods of 2002.

General and administrative expense was $1.6 million for the three months ended June 30, 2003, and $3.0 million for the six months ended June 30, 2003. General and administrative expense was $1.2 million and $2.2 million for the comparable periods in 2002. The increased expense reflected expanded personnel costs related to the development programs at the El Sauzal and Marlin projects, as well as the expensing of various business development costs and banking fees in the second quarter of 2003.

Interest and other income increased to $1.4 million in the three months ended June 30, 2003 due to $1.0 million of interest income earned on amended tax returns from prior years. In the same quarter in 2002, the Company had a loss on sale of assets of $0.3 million and interest income of $0.2 million. Interest and other income for the six months ended June 30, 2003 was $2.1 million, reflecting $2.0 million of interest income and $0.4 million of other income offset by foreign exchange losses of $0.3 million. For the six-months ended June 30, 2002, interest and other income totaled $0.3 million, for the reasons stated above for the quarter.

Liquidity and Capital Resources

The Company had working capital of $163.1 million at June 30, 2003, a small decrease from the $169.1 million at December 31, 2002. Cash balances totaled $149.8 million at June 30, 2003 compared to $160.0 million at December 31, 2002 as the Company continued its intensive construction and development programs at the El Sauzal and Marlin projects. The Company’s invested cash balances remained significantly higher in the second quarter and six month period ended June 30, 2003 as compared to the same periods in 2002, but the interest income derived from the increased balances was offset by lower interest rates. Because these investments are in highly liquid, short-term instruments, management believes any impact of an interest rate change would not be material.

Long-term liabilities were $87.6 million at June 30, 2003, an increase of $10.3 million compared to December 31, 2002. The long-term liabilities amount consists of reserves for future site closure and reclamation costs of $6.3 million ($6.9 million at December 31, 2002) and future income taxes of $81.3 million ($70.4 million at December 31, 2002). The reduction in the reclamation liability account reflects the work being done at the Rand, Dee and Daisy Mines. Future income tax increases are due to the profitable production at the San Martin Mine as well as $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. under the Plan of Arrangement with Francisco Gold Corp. in 2002. The Company continues to have no long-term debt.

Capital expenditures (before asset disposals) totaled $15.2 million for the second quarter of 2003 and $26.0 million year-to-date. The Company spent $9.3 million in the second quarter of 2002 and $17.4 million for the six months ended June 30, 2002. The most significant capital expenditures this quarter included $2.3 million in expenditures at the Marigold Mine ($1.2 million on equipment, primarily for refurbishment of the haul truck fleet from Rand, and $1.1 million on deferred stripping). At the El Sauzal project $4.7 million was spent on development, primarily for road and camp construction, and $2.2 million was spent on various pieces of equipment. At the Marlin project, land purchases of $1.2 million, development costs of $2.5 million and equipment purchases of $0.4 million were made. Additionally, the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.6 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 Plan of Arrangement with Francisco Gold Corp. The Company intends that all capital expenditures in 2003 will be financed from the Company’s working capital.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $9.1 million during the second quarter of 2003, compared to $8.9 million generated in the second quarter of 2002. The Company’s mines provided $10.6 million in cash during the second quarter of 2003 compared to $9.3 million during the second quarter of 2002. An increase in the average cash cost of production of $11 per ounce, a reduction in the number of ounces sold, and significantly higher cash expenditures on exploration were offset by an increase in the realized gold price of $40 per ounce in the second quarter of 2003 compared to the second quarter of 2002. In the six months ended June 30, 2003, cash flow from operations before working capital adjustments and reclamation expenditures totaled $16.6 million, the same as in the six month period ended June 30, 2002. The Company also realized $1.7 million on the issuance of shares during the three months ended June 30, 2003, primarily from the exercise of stock options, and $2.5 million year-to-date ($1.4 million and $4.3 million, respectively in 2002). The 2002 amounts reflect exercise of options held by former employees and directors of Rayrock Resources Inc., most of whose options expired at the end of the second quarter 2002.

OPERATIONS REVIEW

San Martin Mine, Honduras

The San Martin Mine produced 29,159 ounces of gold during the second quarter of 2003 bringing total production to 55,779 ounces of gold for the year to date. During 2002, 33,772 ounces of gold were produced in the second quarter and 65,133 ounces of gold produced for the six months ended June 30, 2002. Total cash costs were $165 per ounce of gold in the second quarter of 2003 ($154 per ounce year-to-date), compared to $112 per ounce during the second quarter of 2002 ($100 per ounce for the six months ended June 30, 2002). The mine exceeded plan on ore tons processed and stacked 17% more recoverable ounces than planned, but fell below expectations on actual ounces produced. The problems with the pH balance in the heap have been aggressively treated, which, along with increased fuel costs, account for the increased cash costs, but recoveries were still slower than plan. The Company expects production to gradually increase to originally projected levels, but has revised the mine’s targeted production during 2003 to 120,000 ounces of gold.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine continues to perform well as production held steady with 21,466 ounces of gold produced for the Company’s account during the second quarter of 2003 and total cash costs dropping to $154 per ounce of gold from $170 per ounce in the first quarter. This compares to

10,968 ounces of gold produced during the second quarter of 2002 with a total cash cost of production of $197 per ounce. The mine has produced 43,619 ounces of gold for the Company’s account at an average of $162 per ounce for the six months ended June 30, 2003. This compares to production of 22,583 ounces of gold at a total cash cost per ounce of $193 for the comparable period in 2002. Both ore tons mined and recoverable ounces stacked have been above plan year-to-date, and the mine is expected to produce approximately 95,000 ounces for the Company’s account in 2003.

The Supplemental Environmental Impact Statement for the Marigold expansion was published in the Federal Register on April 4, 2003. The Company expects final approval and publication of a Record of Decision by the fourth quarter of 2003.

Rand Mine, California

The Rand Mine produced 9,958 ounces of gold during the second quarter of 2003 as the mine settled into its reclamation phase. This compares to 19,189 ounces of gold produced during the second quarter of 2002. Rand production for the six months ended June 30, 2003 was 22,477 ounces of gold, compared to 37,939 during the comparable period in 2002. Total cash costs of production this quarter were $232 per ounce of gold compared to $228 per ounce in the second quarter of 2002. Year-to-date cash costs were $229 per ounce of gold in 2003 compared to $230 per ounce in 2002. Total costs of production for the second quarter of 2003 were $270 per ounce ($296 year-to-date). In 2002 the total cost per ounce was $265 per ounce ($267 per ounce for the six months ended June 30, 2002). Costs incurred early in the first quarter 2003 for severance and change-over from mining to reclamation exceeded the quarterly forecast and a decision was made to expense those costs instead of applying them against the accrual. Costs are now stable and according to plan. The Company expects Rand to complete the site closure and reclamation on plan over the next two years. While mining has been completed at the Rand Mine, total production of 35,000 ounces of gold is planned for the year ending December 31, 2003.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

The El Sauzal project completed its transition from permitting to commencement of site construction in June 2003. The last major federal authorization required for project construction was received late in the second quarter.

Construction of the access road was complete for approximately 40km of the 97km route at the end of June 2003. Completion of the road is planned for November 2003. At the site, work continues with camp construction, raw water pipeline installation, internal road upgrades and preparation of the mill and truck shop pad area.

Equipment continues to move to the site with a new track drill, two D9R dozers, a 40-ton crane, a model 325 excavator, a forklift and a small water truck all arriving during the second quarter. Orders for the SAG and ball mills were placed during the quarter with delivery expected by the second quarter of 2004.

Marlin Project, Western Guatemala

Two feasibility studies were prepared that defined both open pit and an optimum mix of open-pit and underground operations. The combined scenario feasibility study was presented to the Board of Directors in May and further work is planned on expanding the options presented. This report outlined 1.5 million gold ounces of proven and probable mineral reserves for an open pit mine. Drilling continued during the second quarter as well as work on permits, metallurgical testing, surveying, and community relations. The Company expects to present a final construction plan for approval by the Board of Directors in the fourth quarter of 2003.

On May 30, 2003, a technical report was filed with the Toronto Stock Exchange documenting proven and probable reserves for the Marlin Project. As a result, the Company paid $1.6 million to Chesapeake Gold

Corp. and issued 2.2 million common shares of the Company to former shareholders of Montana Gold Corp., previous owners of the Marlin property, pursuant to the terms of the Plan of Arrangement with Francisco Gold Corp.

Imperial Project, California

The local Quechan Tribe of Indians has opposed the Imperial Project, and legislative and regulatory actions have been taken in the State of California to attempt to delay or stop the project. The Company believes that it is legally entitled to approval of its plan of operations for the development and operation of the project. However, in light of such opposition, the Company has discussed with the Bureau of Land Management (“BLM”) the possibility of the BLM purchasing the Company’s mining claims at fair market value, and as an alternative, is assessing possible legal actions to obtain compensation from the United States and/or the State of California for an unlawful taking of its property interests without due compensation. The Company cannot now determine whether a purchase of the mining claims comprising the Imperial Project is a viable alternative or whether legal action to seek compensation will be pursued and, in either case, what amounts, if any, the Company might ultimately receive for its property interests. The Company continues to expense all costs incurred on the Imperial Project.

Cerro San Pedro Project, San Luis Potosi, Mexico

The Company’s interest in the project was sold to Metallica Resources Inc. on February 12, 2003 (see note 5 of the notes to the consolidated financial statements). On August 12, 2003 the Company received $5.0 million, the second payment due under the terms of the sales agreement with Metallica. The next installment of $6.0 million, due under the terms of the sales agreement, is payable in February 2004.

EXPLORATION

The Company expended $3.9 million on exploration activities during the second quarter of 2003, of which $2.1 million was capitalized and $1.8 million expensed. This compares to the $0.7 million expended during the second quarter of 2002, of which $0.4 million was capitalized. Year-to-date, the Company has spent $6.4 million on exploration and development, expensing $4.1 million and capitalizing $2.3 million.

Exploration in the second quarter was again focused on the Guatemala projects (primarily Marlin with minor expenditures at Cerro Blanco). Activities in Guatemala accounted for $1.4 million of exploration expense in the second quarter of 2003 ($3.6 million for the six months ended June 30, 2003). With the completion of the successful feasibility study on Marlin, the Company began capitalizing expenditures at the project midway through the quarter and expects that only modest exploration expense will be incurred during the balance of the year as outlying areas are assessed. Work continued at the Marigold Mine of which $0.2 million was capitalized as in-fill drilling in the area of the existing pits and $0.3 million was expensed for work on the Terry Zone North (Section 7). Results to date have been encouraging. An additional drilling program of $1.0 million (66.7% for the Company’s account) has been approved for the Terry Zone North for the balance of 2003, and preparation of a scoping study is planned by year-end.

RECLAMATION ACTIVITIES

Daisy Mine, Nevada

The primary focus at the Daisy Mine was on monitoring drain-down solutions from the heap. Additional areas were fenced off and trees planted to establish plant growth and promote evapo-transpiration. At June 30, 2003, only one full-time employee remained on site to finish closure and monitoring activities. The Company has received approval to close the facility and expects monitoring to continue for the balance of 2003.

Dee Mine, Nevada

The work at the Dee Mine during the second quarter focused on dewatering the #1 tailings pond. A turbo mist evaporative sprayer was purchased at the end of June 2003 to speed up the evaporation process. Mill crews completed dismantling the mill thickener. The Company continues to expect completion of the reclamation work at Dee by the end of 2003.

HEDGING

As at June 30, 2003 the Company had no ounces hedged, and currently has no plans to engage in hedging activities.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned production for up to five years. Management is authorized to use any combination of spot or forward sales, spot deferred forwards and put or call options. Although this is the approved policy, management’s current practice is to not hedge any part of the Company’s gold production. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher, and thus has a direct impact on its profitability.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to the consolidated financial statements included in the Company’s 2002 annual report to shareholders, and a discussion of some of the more significant policies is included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. Commitments and contingencies outstanding as at June 30, 2003 are illustrated in the table below (expressed in millions):

	Less than			More than
Contractual Obligations	one year	1–3 years	3–5 years	5 years	Total

Operating leases	$0.5	$0.3	—	$0.1	$0.9
Minimum royalty payments	$0.7	$1.4	$0.8	$2.4	$5.3
Construction and equipment purchase contracts	$9.4	$3.7	—	—	$13.1

Contingencies

Future site closure and reclamation costs(1)	$1.4	$2.2	$0.6	$11.9	$16.4

(1)	In the Company’s financial statements as at June 30, 2003, $1.4 million of these obligations are included in current liabilities and $6.3 million in long-term liabilities. The Company has $8.7 million in certificates of deposit as collateral for these obligations.

CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CERTIFICATIONS

I, C. Kevin McArthur, certify that:

1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

     c) disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 21, 2003	By:	/s/ C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

CERTIFICATIONS

I, Cheryl S. Maher, certify that:

1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

     c) disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 21, 2003	By:	/s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 6-K for the period ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, C. Kevin McArthur, Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 21, 2003	/s/	C. Kevin McArthur

C. Kevin McArthur Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 6-K for the period ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cheryl S. Maher, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

Dated: August 21, 2003	/s/	Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer